SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of October 2021

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English)

Of our subsidiary

Banco de Credito del Peru:

Calle Centenario 156

La Molina

Lima 12, Peru

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

October 28, 2021

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

We hereby notify you as a Material Event that the Board of Directors of Credicorp Ltd., in a meeting held on October 28, 2021, has agreed to establish in Mexico an unregulated legal entity (variable capital corporation, a sociedad anónima de capital variable). Such entity will distribute mutual funds and investment funds through private offerings. Mexico entails a new market for the Credicorp group. The establishment of this company is an important step in the growth of our Investment Banking and Wealth Management Business Line.

The new company will be a subsidiary of Credicorp Capital Ltd.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the ‘Exchange Act’) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Miriam Böttger
Authorized Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2021

CREDICORP LTD. (Registrant)

By:	/s/ Miriam Böttger
Miriam Böttger
Authorized Representative